Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

Critical Metals Corp. enters into share subscription facility for up to US$125.0M in transaction funding

HIGHLIGHTS

●	Critical Metals has signed an agreement for a share subscription facility for up to US$125.0M in transaction funding from Global Emerging Markets (GEM)

●	Critical Metals expects to provide an update on further equity funding in the near term

●	Funding will principally be used to accelerate the development of the Wolfsberg Lithium Project in Austria.

European Lithium Limited (ASX: EUR, FRA: PF8, OTC: EULIF) (European Lithium or the Company) is pleased to announce Critical Metals Corp. (Critical Metals or CRML) has entered into a share subscription facility for up to US$125.0M from GEM Global Yield LLC SCS (GEM), a Luxembourg based private alternative investment group. Proceeds from the facility are expected to be used to fund the development of the Wolfsberg Lithium Project in Austria (Wolfsberg or Wolfsberg Project).

Tony Sage, Chairman, commented: “Receiving this significant and binding commitment is a huge milestone for the Company. Combined with European Lithium’s recent deal with Saudi Arabian based, Obeikan Investment Group, the Company and Critical Metals have secured approximately 65% of the total expected capex of the Wolfsberg Project and brings us closer to our stated goal to be the first local producer of lithium spodumene for the green energy transition in Europe.”

Under the terms of the definitive agreement, Critical Metals will have access to up to US$125.0M in incremental capital to fund its operations upon closing of the business combination transaction. The facility would enable Critical Metals, in its discretion but subject to the terms and conditions set forth in the definitive agreements, to draw down funds (up to US$125.0M) through the issuance of new shares directly to GEM over a three-year period after the closing of the transaction. Assuming no further redemptions are made by public stockholders of Sizzle Acquisition Corp. (Sizzle) in connection with its shareholder vote to approve the transaction, Critical Metals would now be expected to have access to up to ~US$175.0M in transaction proceeds (comprising of the GEM finance package and existing cash reserves).

The GEM finance package, together with European Lithium’s additional funding secured through the binding term sheet with Obeikan Investment Group (Obeikan)(refer to EUR announcement dated 2 June 2023), are expected to provide Critical Metals and European Lithium with significant capital to accelerate the development of the Wolfsberg Project once the transaction with Sizzle completes.

The Company can report substantial progress has been made in the development plan for the Wolfsberg project with the achievement of several key milestones highlighted by:

●	Mining permit secured - spodumene mined from the project successfully demonstrated its capability to supply high-purity lithium (99.6% lithium carbonate equivalent) at pilot plant.

●	Mineral Resource Estimate[1] - 12.88 Mt of Measured, Indicated and Inferred classified Resources at 1.00% Li2O grade in Zone 1 only:

Classification	Tonnage (t)	Grade (% Li2O)
Measured	4,313,000	1.13
Indicated	5,430,000	0.95
Total (M + I)	9,743,000	1.03
Inferred	3,138,000	0.90
Total (M + I + Inf)	12,881,000	1.00

●	Economic viability - Definitive Feasibility Study (DFS)[2] that demonstrates a post-tax NPV of US$ 1.5 billion @ WACC1[3] 6%, mined over approximately 15 years.

●	Binding offtake agreement with top-tier auto manufacturer secured - direct long term lithium hydroxide supply agreement with BMW[4].

●	Binding agreement to build hydroxide plant - partnership with Obeikan to build lithium hydroxide processing plant in Saudi Arabia with significant cost savings expected.

●	Advanced project with drilling upside – established mine and current resource estimate based only on Zone 1 with drilling undertaken showing prospectivity in Zone 2.

For full details of the DFS, please refer to EUR announcement dated 8 March 2023, “Wolfsberg Lithium Project Definitive Feasibility Study Results”. The Mineral Resources underpinning the Ore Reserve have been prepared by a competent person in accordance with the requirements of the JORC Code (2012). The Competent Person’s Statement(s) are found in the section of this ASX release titled “Competent Person’s Statement(s)”. European Lithium confirms that it is not aware of any new information or data that materially affects the information included in that release. All material assumptions and technical parameters underpinning the estimates in that ASX release continue to apply and have not materially changed.

Update on NASDAQ Listing

As advised in the EUR announcement dated 21 June 2023, the Company continues to work through the comments received from the SEC.

Once the F-4 is declared effective by the SEC, the Sizzle Board will convene a shareholding meeting for purposes of, among other things, approving the Transaction.

The Transaction is progressing through the approval process and remains subject to Sizzle shareholder approval as previously described. Upon the closing of the Transaction, EUR will be issued US$750 million worth of ordinary shares in CRML.

1	For JORC Resource Estimate refer EUR announcement dated 1 December 2021.
2	For DFS refer EUR announcement dated 8 March 2023. DFS is compliant with JORC Code but not Item 1300 of Regulation S-K under US securities laws. Critical Metals has included a technical report summary in its registration statement that is compliant with Item 1300 of Regulation S-K.
3	WACC : Weighted Average Cost of Capital. This is determined by the split of debt and equity related to the BMW offtake agreement.
4	Refer EUR announcement dated 21 December 2022

Development Plan

The Company has identified several key catalysts in its project development plan for Wolfsberg that include: finalising funding for Wolfsberg infrastructure requirements, commencing construction, and undertaking resource extension drilling in Zone 2 to increase mine life.

The Company has previously advised that it will shortly commence the initial work program at its newly acquired Austrian Lithium Projects (refer EUR announcement dated 21 June 2023), consisting of 245 exploration licenses covering a total area of 114.6 km² located approximately 70km north of the Company’s Wolfsberg Project. The licenses cover ground that is considered prospective for lithium occurrences and initial surface sampling showing 3.98% Li2O.

European Lithium Post NASDAQ Listing

Following completion of the proposed merger transaction and NASDAQ listing, the Company will have an interest in the following projects and investments:

●	CRML – As outlined above, the Company will be issued US$750million worth of ordinary shares in CRML upon closing of the Transaction.

●	Listed Investments – The Company holds:

o	1,180,256,849 shares (representing a 11.5% interest) in Cyclone Metals Ltd (ASX: CLE). CLE has recently acquired 100% of the Block 103 magnetite iron ore project located in the Labrador trough region of Canada.

o	150,000,000 shares in Cufe Ltd (ASX: CUF).

●	Unlisted Investments – European Lithium holds a 7.5% equity interest in Tanbreez Mining Greenland A/S, which holds an exploitation permit for rare earths in Greenland.

●	Exploration Assets – European Lithium has an interest in:

o	Austrian Lithium Project –100% of the rights, title and interest in the Bretstein-Lachtal, Klementkogel and Wildbachgraben projects covering an area of 114.6 km² in total, which are prospective for lithium in Austria.

o	E47/4144 – On 23 September 2020, the Company announced that it had secured tenement E47/4144 via ballot under the WA Mining Act. E47/4144 is progressing through the WA Mining Act regulatory application process. The Company is continuing discussions with a stakeholder and remaining objector to negotiate access with respect to areas of existing or intended infrastructure.

o	John Wally Resources Pty Ltd (John Wally) – The Company has a 50% interest in John Wally which has been granted tenements E47/4534 and E47/4532. John Wally has applied for a number of other tenements in Western Australia which are pending.

o	Ukraine Projects - On 28 February 2023, the Company announced that it had renegotiated the terms under which EUR will acquire European Lithium Ukraine LLC (European Lithium Ukraine), a Ukraine incorporated company that is applying (through either court proceedings, public auction and/or production sharing agreement with the Ukraine Government) for 20-year special permits for the extraction and production of lithium at the Shevchenkivske Project and Dobra Project in Ukraine. On 28 February 2023, the Company announced the end date to complete the acquisition has been extended to 2 November 2025.

In addition to the above, the Company continues to review project opportunities in the mineral exploration area as part of its growth strategy.

Jett Capital Advisors, LLC is acting as financial advisor to European Lithium and Critical Metals.

This announcement is intended to lift the trading halt and suspension requested 29 June 2023. This announcement has been approved for release on ASX by the Board of Directors.

–ENDS–

Competent Person’s Statement

The Mineral Resource Estimate presented in this report was prepared by the Independent Competent Person, Mr Don Hains P. Geo. in compliance with the 2012 JORC Code, and released to the Australian Securities Exchange (ASX) on 1 December 2021. Mr. Hains is a registered geoscientist with the Association of Professional Geoscientists of Ontario, which is a Recognized Professional Organisation included in a list promulgated by the ASX from time to time. At the time of completing the resource estimate, Mr. Hains was a full-time employee of Hains Engineering Company Limited with over 30 years’ experience in the minerals exploration and mining industry. Mr. Hains has sufficient experience that is relevant to the geology and styles of mineralisation and types of deposit under consideration, and to the activity that he is undertaking to qualify as a Competent Person as defined in the JORC Code. Mr. Hains has been responsible for reporting of exploration results and Mineral Resources on various lithium properties internationally in the past ten years.

Forward-Looking Statement

This ASX announcement may include forward-looking statements. These forward-looking statements are not historical facts but rather are based on European Lithium Ltd.’s current expectations, estimates and assumptions about the industry in which European Lithium Ltd operates, and beliefs and assumptions regarding European Lithium Ltd.’s future performance. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only predictions and are not guaranteed, and they are subject to known and unknown risks, uncertainties, and assumptions, some of which are outside the control of European Lithium Ltd. Past performance is not necessarily a guide to future performance and no representation or warranty is made as to the likelihood of achievement or reasonableness of any forward-looking statements or other forecasts. Actual values, results or events may be materially different to those expressed or implied in this ASX announcement. Given these uncertainties, recipients are cautioned not to place reliance on forward looking statements. Any forward-looking statements in this announcement speak only at the date of issue of this announcement. Subject to any continuing obligations under applicable law and the ASX Listing Rules, European Lithium Ltd does not undertake any obligation to update or revise any information or any of the forward looking statements in this announcement or any changes in events, conditions or circumstances on which any such forward looking statement is based.

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US Securities Law Legends

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) among Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), European Lithium Ltd. (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium (“EUR BVI”), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals Corp. (“Critical Metals”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement to be sent to Sizzle shareholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The Registration Statement has not yet been declared effective. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K filed with the SEC on March 28, 2023 and Form 10-Q filed with the SEC on May 15, 2023, and Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K, or proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Sizzle intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward- looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Wolfsberg Lithium Project, Austria
Dobra Deposit, Ukraine
Shevchenkivske Deposit, Ukraine
AUSTRIA
Bretstein-Lachtal
Klementkogel
Wildbachgraben
European Lithium's Wolfsberg Project
SLOVENIA

EUROPEAN LITHIUM

ABOUT EUROPEAN LITHIUM

European Lithium is a listed (ASX: EUR) (FRA: PF8) (OCT: EULIF) mining exploration and development company focusing on its wholly owned Wolfsberg Lithium Project in Austria. We aim to be the first and largest local lithium supplier into an integrated European battery supply chain.

About GEM

Global Emerging Markets (GEM) is a $3.4 billion, Luxembourg based private alternative investment group with offices in Paris, New York and The Bahamas. GEM manages a diverse set of investment vehicles focused on emerging markets and has completed over 560 transactions in over 70 countries. Each investment vehicle has a different degree of operational control, risk-adjusted return, and liquidity profile. The family of funds and investment vehicles provide GEM and its partners with exposure to: Small-Mid Cap Management Buyouts, Private Investments in Public Equities and select venture investments. For more information, see http://www.gemny.com.

POWERING THE FUTURE

The green energy transition has created a need to secure lithium supply, a key component in the dominate Li-ion battery space and satisfy growing Global and European demand. European Lithium’s projects are in the heart of Europe’s burgeoning battery manufacturing industry and the transformation of traditional transportation to electrified mobility.